Issuer Free Writing Prospectus and Final Term Sheet
To Prospectus dated May 12, 2005,
Preliminary Prospectus Supplement dated September 19, 2006

 September 22, 2006

NELNET, INC.
$200,000,000
7.400% FIXED-TO-FLOATING RATE CAPITAL EFFICIENT NOTES (“CENts”)

Issuer:	Nelnet, Inc.
Securities:	7.400% Fixed-to-Floating Rate Capital Efficient Notes (“CENts”)
Legal Format:	SEC Registered
Principal Amount:	$200,000,000
Par Amount:	$1,000 per Capital Efficient Note
Settlement Date:	September 27, 2006 (T+3)
Scheduled Maturity Date:	September 29, 2036
Final Repayment Date:	September 15, 2061
Interest Rate During Fixed Rate Period:	The CENts will bear interest on their principal amount at the annual rate of 7.400%, payable semi-annually in arrears on March 29 and September 29 of each year, beginning March 29, 2007 from and including September 27, 2006 to but excluding September 29, 2011
Day Count Convention During Fixed Rate Period:	30/360, from and including September 27, 2006 to but excluding September 29, 2011
Interest Rate During Floating Rate Period until Scheduled Maturity Date:	The CENts will bear interest on their principal amount at the annual rate equal to three-month LIBOR plus 3.375%, payable quarterly in arrears on March 29, June 29, September 29 and December 29, from and including September 29, 2011 to but excluding the scheduled maturity date of September 29, 2036 based on Actual/360
Interest Rate after Scheduled Maturity Date:	One-month LIBOR plus 3.375% payable on the last day of each calendar month from and including the scheduled maturity date of September 29, 2036 until the final repayment date of September 15, 2061 based on Actual/360
CUSIP/ISIN:	64031NAB4/US64031NAB47
Ratings:	Moody’s Investors Service: Ba1 Standard & Poor’s: BBB-
Reference Treasury Benchmark Yield:	4.553% (4.625% due August 31, 2011)
Spread to Benchmark Treasury:	+287.5 basis points (2.875%)
Optional Redemption:	Redeemable in whole or in part, at any time on or after September 29, 2011 at their principal amount plus accrued and unpaid interest to the date of redemption, provided in the case of a redemption in part that the principal amount outstanding after such redemption is at least $50,000,000.
Redemption for Tax Event:	Greater of par and discounted present value of Treasury plus 37.5 basis points.
Deferral Provision:	The Company may elect at one or more times to defer payment of interest on the CENts for one or more consecutive interest periods that do not exceed 10 years. The Company may defer payment of interest prior to, on or after the scheduled maturity date. The Company may not defer interest beyond September 15, 2061 or the earlier repayment or redemption in full of the CENts.

Deferred interest on the CENts will bear interest at the then applicable interest rate, compounded on each interest payment date, subject to applicable law.
Replacement Capital Covenant:	A replacement capital covenant will apply until September 15, 2051. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are September 15, 2011 and September 15, 2031.
Public Offering Price:	$998.84

Underwriting Commissions:	$2,500,000
Use of Proceeds:	The Company intends to use the net proceeds from this offering to repay a portion of the borrowings outstanding under its unsecured line of credit (which primarily were incurred for share repurchases pursuant to its share repurchase program and for acquisitions) and for general corporate purposes.
Sole Structuring Advisor and Joint Bookrunner:	J.P. Morgan Securities Inc.
Joint Bookrunners:	Citigroup Global Markets Inc. and Lehman Brothers Inc.
Co-Manager:	Banc of America Securities LLC

Allocation:	Principal Amount

J.P. Morgan Securities Inc.	$105,000,000
Citigroup Global Markets Inc.	$40,000,000
Lehman Brothers Inc.	$40,000,000

Banc of America Securities LLC	$15,000,000

Total	$200,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-248-3580, J.P. Morgan Securities Inc. at 1-212-834-4533 or Lehman Brothers Inc. at 1-888-603-5847.

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